UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 3, 2009

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

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I N V E S T O R   R E L A T I O N S   R E L E A S E

Kabel Deutschland reports subscribers and RGUs as of December 31, 2008 and narrows financial guidance range

•	1,240.7 thousand Internet and Phone RGUs
•	EBITDA for fiscal year 2008/2009 expected at around €565.0 million and Capex at €385.0 million

Unterfoehring, February 3, 2009 — Kabel Deutschland (KDG), Germany’s largest triple play company, reported today its subscriber and RGU numbers as of December 31, 2008. At the same time, the Company’s management increased its financial guidance for the current fiscal year 2008/2009.

Total Revenue Generating Units (‘RGU’) increased to 11,386.0 thousand, up 8.4% from previous year. Internet and Phone RGUs grew by 636.0 thousand units compared to December 31, 2007 and reached 1,240.7 thousand, a 105.2% increase over prior year. During the quarter ended December 31, 2008 the Company added 163.2 thousand Kabel Internet and Phone RGUs. The Internet and Phone RGUs on December 2008 comprised of 624.7 thousand Internet RGUs and 616.0 thousand Phone RGUs and were associated with 702.8 thousand subscribers. This results in a RGU / subscriber ratio of 1.77 for Internet and Phone.

Digital pay TV RGUs increased by 82.9 thousand units year over year reaching 846.3 thousand on December 31, 2008, a 10.9% increase over last year. Premium service RGUs (digital access, pay TV, PVRs, Internet and Phone) comprised 28.3% of total RGUs compared to 20.4% in the previous year.

The number of total subscribers amounted to 9,083.3 thousand on December 31, 2008, thereof 8,994.9 thousand cable access subscribers and 88.4 thousand “solo” Internet or phone subscribers which do not subscribe to cable access. Subscribers took an average 1.25 RGUs compared to 1.16 as of December 31, 2007.

KDG’s management narrows its financial guidance for the current fiscal year to an EBITDA as adjusted of approximately €565.0 million. Capex is expected to amount to €385.0 million for the fiscal year 2008/2009 ending March 31, 2009.

The IFRS financials for KDG’s third quarter of its fiscal year 2008/2009 as per December 31, 2008 will be released at the end of February 2009.

Please refer to our website www.kabeldeutschland.com for further information.

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to approximately 9 million connected TV households in Germany. Being Germany’s largest cable network operator und biggest triple play provider, Kabel Deutschland develops and markets new triple play offers for digital TV, broadband internet and telephone connection via cable. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2007/2008 (12 months ended March 31, 2008), Kabel Deutschland reported a total revenue of approximately €1.2 billion, EBITDA amounted to €457.8 million. The company has around 2,750 employees.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

Kabel Deutschland GmbH, Unterföhring

Subscribers and Revenue Generating Units

(in thousand unless otherwise stated)		December 31, 2007	September 30, 2008	December 31, 2008	y-o-y change	y-o-y change %
Cable Access Subscribers (incl. TKS)	#	9,000.2	9,109.8	8,994.9	-5.2	-0.06%
-thereof wholesale subscribers	#	2,587.8	1,694.6	1,583.4	-1,004.4	-38.81%
Subscribers without TV	#	23.3	69.1	88.4	65.1	279.19%

Total Subscribers	#	9,023.5	9,178.8	9,083.3	59.8	0.66%

Revenue Generating Units (RGUs)(1)
Analog Cable Access (incl. TKS)	#	8,365.1	8,289.4	8,159.9	-205.1	-2.45%
Premium Services
Digital Cable Access	#	747.3	992.3	1,044.9	297.6	39.82%
Personal Video Recorders (Kabel Digital+)(2)	#	22.2	73.3	94.1	71.9	323.82%
Kabel Digital (pay TV)	#	763.4	823.3	846.3	82.9	10.86%
Kabel Internet	#	319.7	547.7	624.7	305.0	95.40%
Kabel Phone	#	285.0	529.8	616.0	331.0	116.11%
Subtotal Premium Services	#	2,137.7	2,966.3	3,226.0	1,088.4	50.91%

Total RGUs	#	10,502.7	11,255.7	11,386.0	883.2	8.41%

Premium Services Penetration	%	20.4%	26.4%	28.3%		39.21%

Ratio RGUs/Subscribers	#	1.16	1.23	1.25	0.09	7.70%

Kabel Deutschland GmbH, Unterföhring

Subscribers and Revenue Generating Units

(in thousand unless otherwise stated)		March 31, 2008	December 31, 2008	change	change %
Cable Access Subscribers (incl. TKS)	#	8,844.9	8,994.9	150.1	1.70%
-thereof wholesale subscribers	#	2,487.0	1,583.4	-903.6	-36.33%
Subscribers without TV	#	39.5	88.4	48.9	124.02%

Total Subscribers	#	8,884.3	9,083.3	199.0	2.24%

Revenue Generating Units (RGUs)(1)
Analog Cable Access (incl. TKS)	#	8,143.1	8,159.9	16.8	0.21%
Premium Services
Digital Cable Access	#	836.7	1,044.9	208.3	24.89%
Personal Video Recorders (Kabel Digital+)(2)	#	34.7	94.1	59.4	171.30%
Kabel Digital (pay TV)	#	778.5	846.3	67.8	8.71%
Kabel Internet	#	393.5	624.7	231.2	58.75%
Kabel Phone	#	361.0	616.0	255.0	70.63%
Subtotal Premium Services	#	2,404.4	3,226.0	821.7	34.17%

Total RGUs	#	10,547.5	11,386.0	838.4	7.95%

Premium Services Penetration	%	22.8%	28.3%		24.29%

Ratio RGUs/Subscribers	#	1.19	1.25	0.07	5.58%

Footnotes

(1)

RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

(2)	PVRs KDG reports only those customers who have decided to subscribe to and pay for the PVR product which differs from the past.

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date:	February 3, 2009	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Service GmbH & Co KG
(Registrant)

Date:	February 3, 2009	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director